MY TRAVEL

03 NOV 10 AM 7:21

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

4 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

[redacted]

03037219

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 3 November 2003, the Company filed with the London Stock Exchange an announcement regarding MyTravel Group plc Shareholder Circular and Notice of Extraordinary General Meeting.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Very truly yours,

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 11/10

J:Grpsec-15-07-0801-001-SEC-3-031028

3 November 2003

MyTravel Group plc shareholder circular and notice of Extraordinary General Meeting

MyTravel Group plc announces that it has posted a circular to shareholders giving notice of an Extraordinary General Meeting of the Company at 11 a.m. on 17 November 2003 for the purpose of giving approval for the disposals of the Cruise Group, WCT and Auto Europe (the terms of which are currently being negotiated). A further circular containing details on the disposals will be mailed to shareholders shortly. The Extraordinary General Meeting will also deal with certain other statutory requirements.

Enquiries:

Brunswick 020 7404 5959

Fiona Antcliffe
Roderick Cameron

LETTER FROM THE CHAIRMAN OF MYTRAVEL GROUP PLC

Registered Office:
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

(Registered in England and Wales number 742748)

Directors:
Eric Sanderson *Chairman*
Peter McHugh *Chief Executive*
Philip Jansen *Group Chief Operating Officer*

Christer Sandahl *Executive Chairman, MyTravel Northern Europe*

Duncan Wilson *Chief Executive Officer, MyTravel UK*

David Allvey *Non-Executive Director*

Roger Burnell *Non-Executive Director*

Sir Tom Farmer CBE *Non-Executive Director*

Dr Angus Porter *Non-Executive Director*

Paul Walker *Non-Executive Director*

1 November, 2003

To MyTravel Shareholders and, for information only, to Warrantholders

Dear Shareholder,

Proposed Disposals of the Cruise Group, Auto Europe and WCT and Extraordinary General Meeting Convened Under Section 142 of the Act

Introduction

The Board announced on 20 October, 2003 that MyTravel had reached an agreement to dispose of the Cruise Group to NLG for total consideration of $110 million (£65.9 million). On 22 October, 2003, the Board announced that MyTravel had reached an agreement to dispose of WCT to Travelocity in a separate transaction, for total consideration of $50 million (£29.9 million). MyTravel is also seeking to negotiate a transaction to dispose of Auto Europe.

The Cruise Disposal comprises the Group's US cruise distribution business, including, five principal brands: *CruisesOnly*, *CruiseOne*, *Cruises Inc.*, *Ship 'n' Shore* and *Landry & Kling*, together with international sales, distribution and support networks. The Cruise Disposal does not include the UK based Sun Cruises business which will continue to form part of the Continuing MyTravel Group.

The Auto Europe Disposal comprises the Group's North American leisure car rental distribution business for outbound travellers, together with its European leisure car rental distribution business branded Auto Europe carried on principally in the UK, Germany and Scandinavia and its DriveAway Holidays business in Australia.

The WCT Disposal comprises the Group's internet-based distributor of hotel rooms and travel related products in the US.

Due to their size, each of the Cruise Disposal, the Auto Europe Disposal and the WCT Disposal is conditional on Shareholders' approval.

In addition, principally as a result of losses resulting from the recent disposal of Frosch Touristik GmbH, MyTravel's German business, the Board believes that the net assets of MyTravel are now less than half of its called-up share capital. Consequently, MyTravel is obliged by law to convene an extraordinary general meeting of MyTravel to consider the situation.

A notice convening an extraordinary general meeting to be held at 11.00 a.m. on 17 November, 2003, at which approval for each of the Cruise Disposal, the Auto Europe Disposal and the WCT Disposal will be sought from Shareholders and to consider whether any, and if so what, steps should be taken to deal with the situation that the net assets of MyTravel are less than half of its called-up share capital, is set out at the end of this document.

More detailed information for Shareholders, including more detailed information on each of the Cruise Disposal, the Auto Europe Disposal and the WCT Disposal, and a recommendation from the Board, will be set out in a document which will be posted to Shareholders shortly and which the Board advises the Shareholders to consider.

Serious Loss of Capital

Principally as a result of losses resulting from the recent disposal of Frosch Touristik GmbH, MyTravel's German business, the Board believes that the value of MyTravel's assets (net of its liabilities) is now less than half of its called-up share capital. In these circumstances, the Directors, are obliged by Section 142 of the Act to convene an extraordinary general meeting of MyTravel.

Accordingly, one of the items of business to be considered at the Extraordinary General Meeting will be to consider whether any, and if so what, steps should be taken to deal with this situation. No resolution is being put to the Extraordinary General Meeting in respect of the serious loss of capital.

Extraordinary General Meeting

Set out at the end of this document is a notice convening an Extraordinary General Meeting of MyTravel to be held at 11.00 a.m. on 17 November, 2003 at the Alexandra Suite, Midland Crowne Plaza Hotel, Peter Street, Manchester M60 4DS. The purpose of the Extraordinary General Meeting is for Shareholders to consider and, if thought fit, to pass ordinary resolutions to approve the Cruise Disposal, the Auto Europe Disposal and the WCT Disposal and to consider whether any, and if so what, steps should be taken to deal with the situation that the net assets of MyTravel are less than half of its called-up share capital.

Action to be taken by MyTravel Shareholders

More detailed information for Shareholders, including more detailed information on each of the Cruise Disposal, the Auto Europe Disposal and the WCT Disposal, and a recommendation from the Board, will be set out in a document which will be posted to Shareholders shortly and which the Board advises the Shareholders to consider. A form of proxy for use at the Extraordinary General Meeting is enclosed with this document. Whether or not you propose to attend the meeting, you are requested to appoint a proxy by completing a form of proxy and returning it so that it is received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA as soon as possible and in any event no later than 11.00 a.m. on 15 November, 2003.

Completion and return of a form of proxy will not preclude you from attending the meeting and voting in person should you so wish.

Yours faithfully,

Eric Sanderson
Chairman

DEFINITIONS

The following definitions apply throughout unless the context requires otherwise:

"Act" - the Companies Act 1985 (as amended);

"Auto Europe" - the North American leisure car rental services distribution business of MyTravel, together with its European leisure car rental distribution business branded Auto Europe carried on principally in the UK, Germany and Scandinavia and its DriveAway Holidays business in Australia comprising certain assets and liabilities in certain jurisdictions;

"Auto Europe Disposal" - the proposed disposal of Auto Europe by MyTravel;

"Board" or "Directors" - the directors of MyTravel;

"Continuing MyTravel Group" - the Group not including the Cruise Group, WCT or Auto Europe;

"Cruise" - Blue Sea Partners, Inc., a wholly owned subsidiary of MyTravel;

"Cruise Group" - Cruise and its subsidiary undertakings;

"Cruise Disposal" - the proposed disposal of the Cruise Group by MyTravel on the terms and conditions set out in the sale and purchase agreement dated as of 20 October 2003 between MyTravel, MyTravel USA Holdings, Inc. and National Leisure Group, Inc.;

"Extraordinary General Meeting" or "EGM" - the extraordinary general meeting of MyTravel to be held at 11.00 a.m. on 17 November, 2003, convened by the notice which is set out at the end of this announcement, and any adjournment thereof;

"Group" - MyTravel and its subsidiaries and subsidiary undertakings;

"MyTravel" or the "Company" - MyTravel Group plc;

"MyTravel Shareholders" or "Shareholders" - the holders of Ordinary Shares;

"Ordinary Shares" - Ordinary shares of 10 pence each in the capital of MyTravel;

"Resolutions" - the resolutions to be proposed at the Extraordinary General Meeting;

"Sterling" or "£" - the lawful currency for the time being of the UK;

"Travelocity" - Travelocity.com LP, a wholly owned subsidiary of Sabre, Inc.;

"TSI" Travel Services International, Inc., a wholly owned subsidiary of MyTravel;

"TTC" - TTC Holdings, Inc., a wholly owned subsidiary of MyTravel;

"United Kingdom" or "UK" - United Kingdom of Great Britain and Northern Ireland;

"US" - United States of America;

"US Dollars" or "$" - the lawful currency for the time being of the US;

"WCT" - the business of consolidating and distributing, through both online and offline distribution channels, primarily hotel rooms and other travel-related products through a distribution network of individuals and organisations that market a wide range of destination-specific and other travel-related products and services to consumers of World Choice, TTC and TSI comprising certain assets (but excluding, amongst other things, cash, cash equivalents and monies receivable due and owing to World Choice from TSI, TTC or any member of the Continuing MyTravel Group) and liabilities (but excluding, amongst other things, liabilities to the Continuing MyTravel Group) located primarily in the US;

"WCT Disposal" - the proposed disposal of WCT by World Choice on the terms and conditions set out in the sale and purchase agreement dated as of 22 October 2003 between MyTravel,

World Choice, TTC, TSI, Sabre, Inc. and Travelocity; and "World Choice" World Choice Travel, Inc.

The Sterling equivalent of certain amounts stated in US Dollars have been provided as a guide to MyTravel Shareholders using an exchange rate of $1.67 to £1.

MYTRAVEL GROUP PLC

(the "Company")

(Registered in England No. 742748)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at 11.00 a.m. on 17 November, 2003 at the Alexandra Suite, Midland Crowne Plaza Hotel, Peter Street, Manchester M60 4DS to consider in accordance with Section 142 of the Companies Act 1985 whether any, and if so what, steps should be taken to deal with the situation that the net assets of the Company are less than half of its called-up share capital and to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1. "THAT the proposed disposal by the Company of Blue Sea Partners, Inc. and its subsidiary undertakings (the "**Cruise Disposal**") upon the terms and conditions set out in the copy of the sale and purchase agreement produced to the meeting and initialled by the Chairman for the purposes of identification, or on and subject to such terms and conditions as amended, extended or revised and approved by the directors of the Company (or any duly constituted committee thereof) be and is hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to waive, amend, vary, or extend any of the terms and conditions of the proposed Cruise Disposal (provided that no such waiver, amendment, variation or extension shall be material in the context of the relevant disposal as a whole) and to do all such things that they may consider necessary in connection with the proposed Cruise Disposal."

2. "THAT the proposed disposal by the Company of its North American leisure car rental services distribution business together with its European leisure car rental distribution business branded Auto Europe carried on principally in the UK, Germany and Scandinavia, and its DriveAway Holidays business in Australia comprising certain assets and liabilities in certain jurisdictions (the "**Auto Europe Disposal**") upon the terms and conditions set out in the copy of the sale and purchase agreement produced to the meeting and initialled by the Chairman for

the purposes of identification, or on and subject to such terms and conditions as amended, extended or revised and approved by the directors of the Company (or any duly constituted committee thereof) be and is hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to waive, amend, vary, or extend any of the terms and conditions of the proposed Auto Europe Disposal (provided that no such waiver, amendment, variation or extension shall be material in the context of the relevant disposal as a whole) and to do all such things that they may consider necessary in connection with the proposed Auto Europe Disposal."

3. "THAT the proposed disposal by the Company of the business of consolidating and distributing, through both online and offline distribution channels, primarily hotel rooms and other travel-related products through a distribution network of individuals and organisations that market a wide range of destination-specific and other travel-related products and services to consumers of World Choice Travel, Inc., TTC Holdings, Inc., and Travel Services International, Inc. comprising certain assets and liabilities located primarily in the US (the "**WCT Disposal**") upon the terms and conditions set out in the copy of the sale and purchase agreement produced to the meeting and initialled by the Chairman for the purposes of identification, or on and subject to such terms and conditions as amended, extended or revised and approved by the directors of the Company (or any duly constituted committee thereof) be and is hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to waive, amend, vary, or extend any of the terms and conditions of the proposed WCT Disposal (provided that no such waiver, amendment, variation or extension shall be material in the context of the relevant disposal as a whole) and to do all such things that they may consider necessary in connection with the proposed WCT Disposal."

By Order of the Board

Gregory J McMahon
Secretary
Parkway One,
Parkway Business Centre,
300 Princess Road,
Manchester M14 7QU,
United Kingdom

1 November, 2003

NOTES:

1. A member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy, one of which is enclosed, must be lodged with the Company's registrar not later than 48 hours before the time fixed for the meeting.

2. The Company's registrar is Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

3. The appointment of a proxy does not preclude a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

Ends